UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38646

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Guzman & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Aragon Avenue
(No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexis G. Miller	(305) 374 3600	agmiller@guzman.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

1450 Brickell Avenue 18th Floor	Miami	Fl	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexis G. Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Guzman & Company, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BETTINA GENSOLLEN
Notary Public - State of Florida
Commission # HH 383408
My Comm. Expires Apr 5, 2027
Bonded through National Notary Assn.

Signature: [signature]

Title: ChiefFinancialOfficer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GUZMAN & COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023

GUZMAN & COMPANY



Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Guzman & Company
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Guzman & Company (the "Broker-Dealer") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2021.

Miami, Florida

April 5, 2024

GUZMAN & COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	70,634
Cash segregated under regulatory requirements (Note 4)		56,819
Deposits with clearing organizations		500,000
Receivable from clearing organizations (Note 5)		1,930,081
Other receivables		572,644
Due from related parties (Note 3)		76,130
Securities owned, at fair value (Note 6)		341,694
Prepaid expenses and deposits		125,013
Furniture, equipment and leasehold improvements, net (Note 10)		28,118
Right of use asset - Operating, net (Note 11)		15,554
Right of use asset - Finance, net (Note 11)		7,448
TOTAL ASSETS	$	3,724,135

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	686,936
Lease obligation - Operating (Note 11)		9,416
Lease obligation - Finance (Note 11)		7,868
		704,220
SUBORDINATED BORROWINGS (NOTE 9)		3,000,000
TOTAL LIABILITIES	$	3,704,220

COMMITMENTS AND CONTINGENCIES (NOTE 12)

STOCKHOLDERS' EQUITY

Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	$	2,000
Additional paid-in capital		400,645
Accumulated deficit		(382,730)
		19,915
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,724,135

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

1.   ORGANIZATION

Guzman & Company (the "Company") is a Florida S Corporation registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange and the Nasdaq Stock Market, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, principal transactions, investment banking, and rebates and execution fees.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair market value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid short-term nature.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on December 31, 2023, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

The Allowance for Credit Losses

The Company records Receivables, net of any allowance for expected credit losses, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time. The Company maintains an allowance for expected credit losses to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its client receivables and by taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company has determined that long-term forecasted information is not relevant to its client receivables, which are primarily short-term. The Company updates its average credit loss rates annually and maintains an annual allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in the accompanying statement of operations.

Leases

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represents at least 90% of the fair value of the leased asset.

The Company is the lessee in a lease contract when they obtain the right to control the asset. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain.

Securities Owned and Sold, but not yet Purchased, at Fair Value

Securities owned and sold, but not yet purchased, are valued at fair value.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

3. RELATED PARTY TRANSACTIONS

Aragon Galiano Holdings LLC provides office space to the Company for a monthly property management fee.

The Company entered into an expense sharing agreement with Guzman Energy LLC ("Energy") in August 2015. Energy is related to the Company by virtue of common ownership. The Company agreed to provide for certain employee compensation, benefits, and other administrative services in exchange for a monthly fee to be paid by Energy to the Company. The agreement remains in effect for one year with the option to renew in successive one-year periods. The agreement can also be cancelled by either party with a 5-day notice of cancellation. As of December 31, 2023, the Company had $0 due from Energy.

For the year ended December 31, 2023, the Company wrote off receivables from 221b Analytics LLC, a company related through common ownership.

3. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has approximately $75,000 receivable from an employee at December 31, 2023, which is due on demand and non-interest bearing.

4. CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i): Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Guzman & Company". Cash of $56,819 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. For the year ended December 31, 2023, the company did not have any customers or transactions subject to exemption 17 C.F.R §240.15c3-3(k)(2)(i), which would have required the Company to segregate cash into a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

5. RECEIVABLE FROM CLEARING ORGANIZATIONS

Receivables from clearing organizations on December 31, 2023, were $1,930,081. The Company clears its proprietary and customer transactions on a fully disclosed basis through BofA Securities. Pursuant to a clearing agreement, the Company is required to maintain a certain minimum capital with the clearing organization, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2023, the aggregate required minimum collateral deposit under the clearing agreement was $500,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurement, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3   Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

6.   **FAIR VALUE MEASUREMENTS (CONTINUED)**

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.   The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant.

Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate stocks and options. Corporate stocks and options are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

Government agency bonds. Government agency bonds are valued based on quoted market prices. Government bonds that trade in active markets are classified within Level 2.

 Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2023, for each fair value hierarchy level.

Items Measured at Fair Value on a Non-Recurring Basis

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
Corporate stocks and options	$ 53,890	$ -	$ -	$ 53,890
Government agency bonds	-	287,804	-	287,804
Total	$ 53,890	$ 287,804	$ -	$ 341,694

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2023.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate, and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2023, the Company's "Net Capital" was $2,406,377, which was $2,156,377 in excess of the "Required Net Capital" of $250,000. On December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

9. NOTES PAYABLE

Subordinated Loans

As of December 31, 2023, the Company has two subordinated loan agreements with its majority stockholder which total $3,000,000, bear interest at 5% per year and mature on June 14, 2024. The loan agreements renew automatically at the maturity date for an additional one-year term.

The subordinated borrowings are covered by agreements approved by FINRA and are thus allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are summarized as follows:

Furniture and Equipment	$	384,085
Leasehold Improvements		216,187
		600,272
Less accumulated depreciation		(572,154)
	$	28,118

11.   LEASES

Operating Leases

The Company subleases office space through an operating lease that expires in 2024.

Operating lease assets and obligations as of December 31, 2023 are as follows:

Operating lease ROU assets, net	$	15,554
Operating lease obligations	$	9,416

Estimated future minimum operating lease payments, exclusive of taxes and other charges are as follows:

For the years ended December 31,		
2024	$	9,432
Total future minimum lease payments	$	9,432
Less: amount representing interest		16
Present value of minimum lease payments	$	9,416

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2023 is as follows:

Weighted-average remaining lease term in years 0.08

Weighted-average discount rate 1.61%

Finance Leases

The Company leases certain furniture and equipment, under separate non-cancelable finance leases, with interest rates ranging between approximately 3% and 6%, expiring at various dates through 2027.

Finance lease assets and obligations as of December 31, 2023 are as follows:

Finance lease ROU assets, net	$	7,448
Finance lease obligations	$	7,868

Estimated future minimum finance lease payments, exclusive of taxes and other charges are as follows:

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

11.   LEASES (CONTINUED)

For the years ended December 31,

2024	$	2,128
2025		2,128
2026		2,128
2027		1,959
Total future minimum lease payments	$	8,343
Less: amount representing interest		(475)
Present value of minimum lease payments	$	7,868

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2023 is as follows:

Weighted-average remaining lease term in years 3.50

Weighted-average discount rate 3.0%

12.   COMMITMENTS AND CONTINGENCIES

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business may have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company, if disposed of unfavorably.

13.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 5, 2024, which is the date the financial statements were available to be issue.